UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated November 23, 2023

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Suite 1401 Level 14, 219-227 Elizabeth Street

Sydney NSW 2000 Australia

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Form Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):   ☐

Form Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):   ☐

Board of Directors and Officers - Changes to Membership

Appointment of CEO - Electronic Glass Business

On November 23, 2023, the Company appointed Mr. John Ki Park ("Mr. Park") with effect from November 27, 2023 as Co- Chief Executive Officer of the Company with responsibility for the smartglass operation. Mr. Park is currently Director and Chief Executive Officer of Nextglass Technologies Corp., a company in the electronic film business and a supplier of such film products to our smartglass manufacturing operation. Prior to joining Nextglass in 2016, Mr. Park also served as the CEO of BBV Vietnam S.E.A. Acquisition Corporation ("BBV") a special purpose acquisition vehicle listed on Nasdaq. Prior to joining BBV, Mr. Park served in various executive management positions including CEO of Innovay Inc. an affiliate of Migami and vice president of Mira Life Group, a cosmetic company at which he raised capital for their market launch and distribution in Asia.

Mr. Park received both his B.S. degree and an M.B.A. degree from Brigham Young University.

With the appointment of Mr. Park as the CEO of the smartglass business, Mr. Megat Radzman will be re-designated as the CEO of the other business in the Gorup including Halal, NFT, energy and nano-filter businesses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 27, 2023

Integrated Media Technology Limited

By:	/s/ Dr. Megat Radzman Bin Megat Khairuddin
Name:	Dr. Megat Radzman Bin Megat Khairuddin
Title:	Chief Executive Officer